Ran D. Ben-Tzur

rbentzur@fenwick.com | 310.434.5403

May 1, 2024

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Michelle Miller
Ms. Bonnie Baynes
Ms. Lulu Cheng
Mr. John Dana Brown

Re:	Coinbase Global, Inc.
Form 10-K for the year ended December 31, 2022
Form 10-K for the year ended December 31, 2023
File No. 001-40289

Ladies and Gentlemen:

On behalf of Coinbase Global, Inc. (the “Company”) in this letter, we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 17, 2024 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. The Company has considered each of these disclosures carefully in light of the Staff’s comments and addressed them as set forth in the responses below.

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Confidential Treatment Request

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

*******

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Form 10-K for the year ended December 31, 2023

Cover Page

1.

We note your response to prior comment 2 and reissue. Please revise disclosure in future filings to provide the address of your principal executive offices. While we note that you are a remote-first company and you have provided the address of your agent for service of process, identification of a principal executive office is a requirement of Form 10-K.

The Company acknowledges the Staff’s comment and advises the Staff that as described in the Company’s response to prior comment 2, since May 2020 the Company has been, and continues to be, a remote-first company with no headquarters or principal executive offices. As previously noted, the Company’s employees are distributed across over 40 states and ten countries, the Company’s executive team and Board of Directors (the “Board”) are geographically distributed, and meetings of the executive team and the Board are generally held virtually. However, in response to the Staff’s comment, the Company advises the Staff that the Company has initiated a process to identify an address to satisfy the principal executive offices requirement for purposes of its filings with the Commission and will disclose such address in the Company’s future filings with the Commission no later than the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”).

Part I

Item 1. Business, page 8

2.

We note your response to prior comment 3 and reissue in part. In future filings please summarize the information provided in your response letter regarding your various digital engagement practices, investment education tools, optimization functions, and data collection practices. Please also revise to add a risk factor discussing potential conflicts of interest that may result from the use of optimization functions.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update Part I, Item 1 of the 2024 Form 10-K to disclose the material elements of the Company’s digital engagement practices, investment education tools, optimization functions, and data collection practices. The Company further advises the Staff that the Company will include a risk factor in substantially the form as follows in its future filings with the Commission beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”):

“Laws and regulations regarding conflicts of interest associated with the use of predictive data analytics, digital engagement practices, and similar technologies, if adopted and found to be applicable to our business, may require us to modify, limit, or discontinue our use of certain technologies and features contained within our products and services and may impact the way that we interact with existing and prospective customers, which could adversely affect our business, operating results, and financial condition.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

We utilize a variety of predictive data analytics, digital engagement practices, and similar technologies in connection with certain of our products and services, such as recommendations, notifications, educational content, and relevant news, which are primarily designed to promote financial literacy and awareness and to provide customers with guidance and information to help them make better informed decisions about their crypto activity. Certain jurisdictions have proposed or are considering laws and regulations regarding conflicts of interest associated with the use of predictive data analytics, digital engagement practices, and similar technologies by broker-dealers, investment advisers and/or other securities market participants. For example, in July 2023 the SEC proposed rules (the “July 2023 Rule Proposals”) that would impose new obligations on broker-dealers and investment advisers registered, or required to be registered, with the SEC with respect to conflicts of interest associated with the use of predictive data analytics and similar technologies when interacting with investors. We do not believe that the July 2023 Rule Proposals, if adopted as proposed, would apply to our business, although the SEC has alleged in the June 2023 SEC Complaint that we have acted as an unregistered broker. If the July 2023 Rule Proposals were to be adopted (as proposed or otherwise) and found to apply to our business, or if similar rules were to be adopted and found to apply to our business in any other jurisdiction in which we operate, we may be required to modify, limit, or discontinue our use of certain technologies and features contained within our products and services and/or to change the way that we interact with existing and prospective customers. The adoption of such laws or regulations in the jurisdictions in which we operate could, if they are deemed to apply to our business, adversely affect our business, operating results, and financial condition.”

Ecosystem Products

Staking, page 9

3.

We note your response to prior comment 7. Given the growth of your staking business, in future filings please expand disclosure in this section regarding your staking program, discussing how the staking process operates, how you provide services and generate revenue from that process, your custodial practices for staked crypto assets, a brief description of your cbETH product, and how your arrangements with customers are structured.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update Part I, Item 1 of the 2024 Form 10-K to disclose additional material elements of the Company’s staking program.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Trusted Crypto Platform

Custodial Practices, page 12

4.

We note that your Coinbase Asset Management offering utilizes both Coinbase and third parties as custodians. In future filings please revise to identify such third party custodians and describe the material terms of any agreements you have with them. Additionally please clarify your disclosure on page 12 that you “do not use sub-custodians in connection with the storage of digital assets” to explain what you mean by this in light of your disclosure regarding the use of third party custodians.

The Company acknowledges the Staff’s comment and advises the Staff that a third-party custodian is not the same as a sub-custodian. The reference to “sub-custodians” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) is intended to describe an arrangement whereby one custodian, which the Company identifies as the “sub-custodian,” holds assets on behalf of another custodian. The Company does not use third-party sub-custodians in connection with the storage of digital assets, including through Coinbase Asset Management (“CBAM”) or any of its products. For clarification, certain CBAM clients enter into direct contractual relationships with third parties to custody their assets (“CBAM Third Parties”), but this does not result in a “sub-custodian” arrangement. The Company further advises the Staff that the Company will update Part 1, Item I of the 2024 Form 10-K to clarify what it means by “sub-custodian.”

The Company further advises the Staff that under Staff Accounting Bulletin No. 121 (“SAB 121”), the definition of the term “safeguard” is far broader than the way the term “custody” is normally understood and includes crypto assets CBAM’s clients hold at the CBAM Third Parties. Consequently, even though neither the Company nor its affiliates custody the crypto assets held at the CBAM Third Parties, pursuant to SAB 121, such assets are reported in the Company’s financial statements included in its filings with the Commission as safeguarding crypto assets. These crypto assets represented less than 1% of the total crypto assets safeguarded by the Company and were responsible for less than 1% of the Company’s total revenue for the year ended December 31, 2023 and for the quarter ended March 31, 2024. Accordingly, the Company does not believe information concerning the CBAM Third Parties, the agreements with these parties, or their identity is material to an investor in the Company. However, some of this information, including the identity of the CBAM Third Parties, is publicly disclosed on CBAM’s Form ADV, which is accessible on the Investment Adviser Public Disclosure page of the Commission’s website at https://adviserinfo.sec.gov/. Moreover, the Company will continue to evaluate its disclosure as it relates to CBAM’s advisory business in its future filings with the Commission to the extent any of CBAM’s offerings become material.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Item 1A. Risk Factors

The Most Material Risks Related to Our Business and Financial Position

A particular crypto asset, product or service’s status as a “security”, page 38

5.

We note your response to prior comments 41 and 42. In particular, we note your disclosure on pages 17 and 38 that “[t]here is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products or services” are securities. In future filings please revise your disclosure to clarify that the Commission and courts have identified numerous crypto assets, products and services as securities. Please also remove the statement on page 38 that “the SEC’s views in this area have evolved over time,” consistent with other revisions you made in response to our prior comments. In addition, refer to your statement that “[t]he legal test for determining whether any given crypto asset, product or service is a security was set forth in the 1946 Supreme Court case SEC v. W. J. Howey Co.” We note that crypto assets, products and services can be securities other than investment contracts, such as notes. In future filings please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update Part I, Item 1 of the 2024 Form 10-K in substantially the form as follows (new text in blue, deletions in red):

“In recent years, the SEC and U.S. state securities regulators have stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state securities laws, and in the case of the SEC, has made public statements on this topic – however, these statements are not binding or definitive guidance~~, and there is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products, or services would be deemed securities~~. Though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. A number of enforcement actions and regulatory proceedings have since been initiated against digital assets and digital asset products ~~and their developers and proponents~~, as well as against trading platforms that support digital assets. The SEC has characterized a number of crypto assets, products, and services as securities in these regulatory proceedings and enforcement actions, including an enforcement action brought against the Company. The SEC has stated more recently that a crypto asset itself is not a security, but there is uncertainty and inconsistency in the courts that have grappled with the issue of whether or how certain crypto asset transactions could be deemed securities, and no appellate court has yet addressed the issue. Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions.

We have established policies and practices to evaluate each crypto asset we consider for listing or for custody and are a founding member of the Crypto Rating Council, a member-owned and operated organization whose purpose is to assess whether any given crypto assets, or whether the development, issuance, and use of such assets, have characteristics that make them more or less likely to implicate U.S. federal securities laws. We also evaluate all other products and services prior to launch under U.S. federal and applicable international securities laws.”

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company further advises the Staff that the Company will update its risk factor disclosure in its future filings with the Commission beginning with the Q1 2024 Form 10-Q in substantially the form as follows (new text in blue, deletions in red):

“A particular crypto asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that a range of crypto assets, products, and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product, or service is a security or constitutes a securities offering under federal securities laws is ultimately determined by a federal court. The legal test for determining whether any given crypto asset, product, or service is an investment contract security was set forth in the 1946 Supreme Court case SEC v. W.J. Howey Co. and whether any given crypto asset, product, or service is a note in the 1990 Supreme Court case Reves v. Ernst & Young. The legal tests for determining whether any given crypto asset, product, or service is a security requires a highly complex, fact-driven analysis. Accordingly, whether any given crypto asset, product, or service would be ultimately deemed to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product, or service could be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product, or service as a security. Furthermore, in our ~~SEC’s views in this area have evolved over time, and, at times,~~view, statements by the SEC and its staff have appeared contradictory at times. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the approach to enforcement by the SEC and its staff.”

The theft, loss, or destruction of private keys required to access any crypto assets, page 45

6.

We note your response to prior comment 44 and your disclosure that the total value of crypto assets in your possession and control is “significantly greater” than the total value of insurance coverage that would compensate you in the event of theft or other loss of funds. Please revise this risk factor in future filings to describe your limited coverage in greater detail, including, to the extent accurate, that you may be liable for the full amount of losses suffered, which could be greater than all of your remaining assets. Additionally, please disclose in future filings the term of your insurance policy or policies and any renewal options.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company advises the Staff that the Company will update its risk factor disclosure in its future filings with the Commission beginning with the Q1 2024 Form 10-Q in substantially the form as follows (new text in blue, deletions in red):

“The theft, loss, or destruction of private keys required to access any crypto assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Crypto assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the crypto assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the crypto assets held in such a wallet. To the extent that any of the private keys relating to our wallets containing crypto assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the crypto assets held in the related wallet. Further, we cannot provide assurance that our wallets will not be hacked or compromised. Crypto assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ crypto assets could adversely affect our customers’ ability to access or sell their crypto assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business. We have for years maintained, and continue to maintain, a commercial crime insurance policy, which has a one-year term without automatic renewals. The crypto insurance market is limited, and therefore, the level of insurance maintained by us may not be available or sufficient to protect us or our customers from all possible losses or sources of losses, and such losses may exceed our remaining assets~~The total value of crypto assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds~~, which could cause our business, operating results, and financial condition to be adversely impacted in the event of such uninsured loss.”

Other Risks Related to Our Business and Financial Position

Because our long-term success depends, page 48

7.	We note your response to prior comment 46. Please describe for us in greater detail the current functionality of the NFT marketplace and your plans for future phases or development of the marketplace.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company advises the Staff that while the Coinbase NFT marketplace remains operational, and users can still buy, sell, transfer, and mint NFTs, the Company has no current plans to develop or launch any new functionality related to the NFT marketplace. The Company further advises the Staff that the Company currently does not monetize, and therefore derives no revenue, from such NFT marketplace. As a result, the Company does not believe additional information regarding the Coinbase NFT marketplace would be meaningful for investors of the Company.

We provide secured loans to our customers, page 52

8.	We note your response to prior comment 47. In future filings please provide summary- level disclosure in your business section of your lending and borrowing activities.

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update Part I, Item 1 of the 2024 Form 10-K to provide summary-level disclosure regarding the material elements of the Company’s lending and borrowing activities. The Company further advises the Staff that it will enhance its disclosure regarding the Company’s lending and borrowing activities in the Note titled “Collateralized Arrangements and Financing” of the Notes to the Company’s condensed consolidated financial statements in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q.

General Risk Factors

We might require additional capital, page 79

9.	We note your response to prior comment 50 and reissue in part. In future filings please update your disclosure to reflect your response to this comment relating to blockchain tokens.

The Company advises the Staff that the Company will update its risk factor disclosure in its future filings with the Commission beginning with the Q1 2024 Form 10-Q in substantially the form as follows (new text in blue, deletions in red):

“We might require additional capital to support business growth, and this capital might not be available.

We have funded our operations since inception primarily through debt, equity financings and revenue generated by our products and services. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments in our business, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds. Additional financing may not be available on terms favorable to us, if at all, including due to general macroeconomic conditions, crypto market conditions and any disruptions in the crypto market, instability in the global banking system, increasing regulatory uncertainty and

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

scrutiny or other unforeseen factors. In the event of a downgrade of our credit rating, our ability to raise additional financing may be adversely affected and any future debt offerings or credit arrangements we propose to enter into may be on less favorable terms or terms that may not be acceptable to us. In addition, even if debt financing is available, the cost of additional financing may be significantly higher than our current debt. If we incur additional debt, the debt holders would have rights senior to holders of our common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, we have authorized the issuance of “blank check” preferred stock and common stock that our board of directors could use to, among other things, issue shares of our capital stock in the form of blockchain tokens, implement a stockholder rights plan, or issue other shares of preferred stock or common stock. We may issue shares of capital stock, including in the form of blockchain tokens, to our customers in connection with customer reward or loyalty programs. If we issue additional equity securities~~, including in the form of blockchain tokens~~, stockholders will experience dilution, and the new equity securities could have rights senior to those of our currently authorized and issued common stock. We do not currently have any specific plans to issue shares of our capital stock in the form of blockchain tokens. The trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto asset markets could adversely affect our business and the value of our Class A common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common stock and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.”

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

10.	We note your response to prior comment 4 and your disclosure of revenue disaggregated by geography in Note 5 on page 154 to your financial statements. Please address the following:

•

Tell us whether revenue derived from outside the United States is concentrated in any revenue source, and if so, please discuss that fact in your MD&A. We also note that revenues from customers not domiciled in the United States decreased 66% and 25% for each of the years ended December 31, 2022 and 2023.

•

Please also revise future filings to disclose whether these decreases are a known trend and your expectations of this trend continuing or changing in future financial periods. Refer to Item 303(b)(2)(ii) of Regulation S-K.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company advises the Staff that revenue derived from outside the United States, or international revenue, has historically been and is currently concentrated within transaction revenue. The Company will include disclosure in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, identifying any such concentration. The Company further advises the Staff that the Company does not view the decrease in international revenue for each of the years ended December 31, 2022 and 2023 as a material known trend or uncertainty that has had or is reasonably likely to have a material favorable or unfavorable impact on revenue. As such, the Company respectfully advises the Staff that the Company has considered and does not believe related disclosure is currently necessary to satisfy its disclosure obligations under Item 303(b)(2)(ii) of Regulation S-K. International revenue has fluctuated on a historical basis, as disclosed in the Company’s revenue by geographic location disclosure in its financial statements included in prior filings with the Commission, and the Company expects it will fluctuate in the future. In fact, over the nine quarters ended March 31, 2024, international revenue increased in four quarters and decreased in five quarters, with no material resultant known trend. Should a material known trend appear here in the future, the Company advises the Staff that it will include related disclosures in its filings with the Commission in accordance with Item 303(b)(2)(ii) of Regulation S-K at that time.

11.

We note that you attribute the decline in transaction revenue from $2.4 billion in 2022 to $1.5 billion in 2023 to a $1.2 billion reduction in consumer transaction volume offset in part by an increase of $418.8 million attributable to changes in customer mix towards higher fee trades. Considering the offsetting impact of approximately 35% and $418.8 million on the $1.2 billion reduction in year-over-year consumer transaction revenue of 55% from higher fee trades, please tell us how your existing disclosures capture the change in underlying trends and your consideration of disaggregating trading volume between fee levels. Refer to Item 303(b)(2)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Company believes the existing disclosures included in its filings with the Commission, which describe the impact of Trading Volume (as defined in the 2023 Form 10-K) and pricing changes, including the Company’s average blended fee rate, on transaction revenue, provide investors with a comprehensive understanding of the material changes in the Company’s transaction revenue from period to period. For example, in the 2023 Form 10-K, the Company identified the primary components resulting in the $0.8 billion decline in transaction revenue for the year ended December 31, 2023 as compared to the year ended December 31, 2022:

•	a $1.2 billion reduction in consumer transaction revenue attributed to a corresponding 55% decrease in consumer Trading Volume, and

•	a $418.8 million increase attributed to changes in customer mix towards trades which have higher fees and pricing changes resulting in a 41% increase in average blended fee rate.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company believes that disaggregating Trading Volume between fee levels would not provide meaningful additional disclosure to investors and would potentially be confusing to investors because (i) the Company already provided the overall impact of the higher fees and pricing changes in its disclosures, which drove the partial offset to the Company’s decreased transaction revenue, (ii) the Company has many different offerings and pricing levels, and (iii) the Company changes its pricing strategy from time-to-time across its offerings. Moreover, such detailed pricing information is competitively sensitive and the Company is not aware of other companies in or outside its industry providing similar granular disclosure. Therefore, because the Company believes disclosure of disaggregated Trading Volume between fee levels may be competitively harmful while not providing materially helpful information to investors, the Company advises the Staff that it has considered and believes that disaggregating Trading Volume between fee levels is not necessary to satisfy its disclosure obligations under Item 303(b)(2)(ii) of Regulation S-K.

The Company also advises the Staff that the disclosed changes in revenue attributable to price and Trading Volume do not represent material known trends or uncertainties that have had or are reasonably likely to have a material favorable or unfavorable impact on revenue, and as such, the Company has not made any related disclosures in accordance with Item 303(b)(2)(ii) of Regulation S-K. As described in the periodic filings the Company makes with the Commission, including in the Risk Factors, Quantitative and Qualitative Disclosures About Market Risks, and Key Business Metrics sections of the 2023 Form 10-K, the Company’s revenue may be volatile, including due to underlying fluctuations in Trading Volume and pricing. In fact, over the nine quarters ended March 31, 2024, sequentially, Trading Volume increased in two quarters, decreased in six quarters, and was flat in one quarter, with no material resultant known trend. Investors are able to see these changes in the Company’s disclosed Key Business Metrics within Management’s Discussion and Analysis and Results of Operations included in the Company’s filings with the Commission. Should a material known trend appear here in the future, the Company advises the Staff that it will include related disclosures in its filings with the Commission in accordance with Item 303(b)(2)(ii) of Regulation S-K at that time.

12.

We note the statement in your Fourth Quarter and Full-Year 2023 Shareholder letter that on a year-over-year basis asset under custody inflows were approximately $7 billion. Given the ongoing growth in your custody business, please tell us your consideration of disclosing your assets under custody as of each period presented.

The Company respectfully advises the Staff that the Company discloses safeguarding customer crypto assets – a portion of which constituted the assets under custody referenced in the Company’s Fourth Quarter and Full-Year 2023 Shareholder letter (the “2023 Shareholder Letter”) – within the Note titled “Customer Assets and Liabilities” of the Notes to the Company’s consolidated financial statements in its periodic filings with the Commission, including in Note

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

10 of the 2023 Form 10-K. The Company also discloses safeguarding customer crypto assets by asset for each asset type that is greater than 5% of the Company’s total safeguarding customer crypto assets recorded within this Note in its periodic filings with the Commission, including in Note 10. Customer Assets and Liabilities of the Notes to the Company’s consolidated financial statements included in the 2023 Form 10-K.

Of the $192.6 billion in safeguarding customer crypto assets disclosed as of December 31, 2023, $101 billion, or 52%, were held within the Company’s cold storage solutions offered by the Company’s subsidiaries, Coinbase Custody International Limited (“CCIL”) and Coinbase Custody Trust Company (“CCTC”), a qualified custodian. The $7 billion in the Staff’s comment refers to net inflows of these assets held with CCIL and CCTC during the year ended December 31, 2023. Given the disclosure in Note 5. Revenue of the Notes to the Company’s consolidated financial statements included in the 2023 Form 10-K, the Company did not believe it was necessary to bifurcate assets under custody specifically for CCTC and CCIL because the associated revenue from such offering has historically not been material. For example, custodial fee revenue was 2% of the Company’s total revenue for the year ended December 31, 2023, as disclosed in Note 5. Revenue of the Notes to the Company’s consolidated financial statements included in the 2023 Form 10-K, and management believes its disclosure included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2023 Form 10-K provides investors with adequate explanation of the material changes in the Company’s custodial fee revenue. Beyond disclosures of safeguarding customer crypto assets under SAB 121 and an evaluation of materiality, the Company is not aware of any rules requiring disclosure of assets under custody specifically. The Company will continue to evaluate its disclosure as it relates to safeguarding customer crypto assets in its future filings with the Commission. The Company further advises the Staff that, to the extent the Company discloses “assets under custody” in future shareholder letters, the Company will clarify its definition.

Key Business Metrics, page 91

13.

We note your response to prior comment 13 and your enhanced disclosures on page 92. Please revise future filings to enhance your overall market disclosure to elaborate on how specific items impact the overall market. For example, in your disclosure you indicate the temporary de-pegging of USDC contributed to the decline in market volatility, and you also note that de-pegging events drove increases in USDT trading volume. However, it is unclear from your disclosure why de-pegging would contribute to the market trends you discuss.

The Company advises the Staff that it will enhance its overall market disclosure in its future filings with the Commission to further elaborate as to how specific items impact the overall market, beginning with the Q1 2024 Form 10-Q.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Non-GAAP Financial Measure, page 105

14.	We note your response to prior comment 15. Please address the following with respect to your response and revised disclosure:

•

Please expand on why you believe Adjusted EBITDA is useful in evaluating your operating performance. In your response, please explain why your adjustment to exclude impairment charges on crypto assets results in a measure that is useful in evaluating your performance despite how integral crypto assets are to your business.

•

In your response you indicate that you exclude certain non-cash charges from Adjusted EBITDA to provide investors with supplemental information with respect to the Company’s liquidity. If Adjusted EBITDA is meant to provide investors with supplemental information with respect to your liquidity, tell us how you have determined that adjustments that directly impact the liquidation value of crypto assets still held, derivatives, net, investments, net and other adjustments, net comply with Item 10(e)(1)(ii)(A) of Regulation S-K. See also Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

•

In your response you state that while crypto asset impairment, net is a recurring charge, it is appropriately excluded from the Company’s Adjusted EBITDA because it is a non-cash expense. Please tell us why crypto assets received as revenue and crypto asset payments for expenses, which appear to also be recurring non-cash items, are not similarly excluded from your calculation of Adjusted EBITDA.

•

Please tell us the nature of the items included in your “other adjustments, net” adjustment. In your response, please provide us with a schedule of the individual items included in this adjustment for each period presented.

•	Please tell us how your (gain)loss on investments, net adjustment reconciles to the similarly titled line item in your Consolidated Statements of Cash Flows.

•

Tell us how you determined that non-recurring accrued legal contingencies, settlements and related costs are not recurring when you have recognized such adjustments for each of the three years presented. In your response, please clarify how such amounts reconcile to the amounts recognized in the consolidated statements of operations and why you have only adjusted for select items. Please refer to Item 10(e)(1)(ii) of Regulation S-K and Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•

Tell us what the Adjusted EBITDA measure reflects compared to GAAP cash flows provided by (used in) operating activities and net income and how this measure is useful to investors in evaluating your on-going operations, considering also that the measure does not exclusively include or exclude cash and/or non-cash activity.

The Company advises the Staff that as noted in the Company’s disclosure regarding Adjusted EBITDA in its periodic filings with the Commission, the Company’s presentation of Adjusted EBITDA should not be considered in isolation of or as a substitute for financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”). To that end, Adjusted EBITDA is not intended to replace net income or any other financial line items presented in the Company’s consolidated statements of operations. Instead, the Company believes Adjusted EBITDA, a non-GAAP financial performance measure, is additional useful information to help investors evaluate the Company’s operating performance because it enables investors to compare this measure and component adjustments to similar information provided by peer companies and the Company’s past financial performance, provides additional company-specific adjustments for certain items that may be included in income from operations but that the Company does not consider to be normal, recurring, operating expenses (or income) necessary to operate the Company’s business given the Company’s operations, revenue generating activities, business strategy, industry, and regulatory environment, and provides investors with visibility to a measure management uses to evaluate the Company’s ongoing operations and for internal planning and forecasting purposes. More specifically, the Company discloses Adjusted EBITDA for the following reasons:

1.

Adjusted EBITDA excludes certain non-cash expenses, such as depreciation and amortization and stock-based compensation, which, as noted below, are commonly excluded by other companies from their Adjusted EBITDA metric, to give management a better understanding of the Company’s performance in a particular period, and to facilitate comparison with peer companies.

2.

Adjusted EBITDA excludes certain items that the Company does not consider to be normal, recurring, cash operating expenses. For example, the Company excludes (i) other (income) expense, net as the income and expenses recognized within this line item are not part of the Company’s core operating activities and are considered non-operating activities under GAAP, (ii) beginning with the Q1 2024 Form 10-Q, gains and losses on crypto assets held for investment (post-adoption of ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”)) with respect to crypto assets held for investment because, as noted in the Company’s prior periodic filings with the Commission, such investments are considered long-term holdings, the Company does not plan on engaging in regular trading of crypto assets, and, as an operating company, the Company’s investing activities in crypto are not part of the Company’s revenue generating activities, which are based on transactions in crypto assets that occur on the Company’s platform and the sales of subscriptions and services, and (iii) the impact of the restructurings that the Company conducted in 2022 and 2023 that are not related to the Company’s normal business operations.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

3.

The Company’s management uses Adjusted EBITDA in conjunction with financial measures prepared in accordance with GAAP for planning purposes, including the preparation of its annual operating budget, as a measure of its core operating results and the effectiveness of its business strategy, and in evaluating its financial performance and, as a result, the Company believes it is important for investors to also have this information, which management uses to manage its business.

4.

Adjusted EBITDA provides consistency and comparability with the Company’s past financial performance, facilitates period-to-period comparisons of the Company’s core operating results, and with other companies, including companies in the Company’s industry, making it a useful tool for investors. The Company notes that the material adjustments that the Company makes to Adjusted EBITDA are comparable to those of peer companies, further facilitating comparability.

5.

Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expense, depreciation and amortization expense, interest expense, other (income) expense, net, restructurings, and provision for income taxes that can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.

The Company notes to the Staff that it has clearly outlined the limitations of Adjusted EBITDA in its filings with the Commission. Moreover, the Company advises the Staff that it will update its disclosure in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, to expand on why it believes Adjusted EBITDA is useful in evaluating its operating performance.

With respect to impairment charges on crypto assets specifically, as previously stated in the Company’s response to prior comment 15, the Company believes including these charges in the calculation of Adjusted EBITDA without including equal consideration of subsequent increases in market values results in an incomplete assessment of the Company’s crypto asset holdings and may provide investors an imbalanced picture of the economic impact of changes in values of crypto assets on the Company’s results of operations. With the adoption of ASU 2023-08 effective January 1, 2024, the Company believes the accounting rules provide a more balanced presentation. Accordingly, while an adjustment for crypto asset impairment, net will continue to be reflected in the Company’s presentation of Adjusted EBITDA for historical periods as a result of the former accounting rules that were in effect during such historical period, the Company will not include such an adjustment on a prospective basis for the presentation of future periods as a result of the

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Company’s adoption of ASU 2023-08. As a result of the Company’s adoption of the new accounting standard, the Company advises the Staff that it only intends to include an adjustment for the subset of the gain or loss on crypto assets under ASU 2023-08 that relate to crypto assets held for investment, because, as noted in the Company’s prior periodic filings with the Commission, such investments are considered long-term holdings, the Company does not plan on engaging in regular trading of crypto assets and, as an operating company, the Company’s investing activities in crypto are not part of the Company’s revenue generating activities, which are based on transactions in crypto assets that occur on the Company’s platform and the sales of subscriptions and services. Furthermore, this treatment is consistent with the exclusion of gains and losses from the Company’s non-crypto investments that are currently reflected within other (income) expense, net. The Company considers all other gains or losses on crypto assets to be core to the Company’s operations and includes these in its calculation of income from operations, and therefore the Company will not adjust for any such gain or loss in its calculation of Adjusted EBITDA for prospective periods.

The Company advises the Staff that it will update its presentation of Adjusted EBITDA in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, to: (i) reflect the Company’s adoption of ASU 2023-08, (ii) simplify the Company’s presentation of Adjusted EBITDA by combining certain adjustments in the Company’s calculation of Adjusted EBITDA that are, and have been historically, presented within other (income) expense, net in the Company’s consolidated statements of operations, into one adjustment within other (income) expense, net, and (iii) remove certain items from Adjusted EBITDA, including certain items that previously were within other adjustments, net.

The Company advises the Staff that Adjusted EBITDA is a performance measure. As noted above, in addition to various non-cash expenses, Adjusted EBITDA specifically is intended to exclude certain cash income and expenses that are either non-recurring or not reflective of the Company’s core business operations. The Company also does not exclude all non-cash items from its Adjusted EBITDA metric, such as crypto assets received as revenue and crypto asset payments for expenses, as noted below, because they constitute normal, recurring, operating expenses (and income) necessary to operate the Company’s business given the Company’s operations, revenue generating activities, business strategy, industry, and regulatory environment. The Company excludes non-cash expenses, such as depreciation and amortization and stock-based compensation, which are commonly excluded by other companies from their Adjusted EBITDA metric, to give management a better understanding of the Company’s performance in a particular period, and to facilitate comparison with peer companies. Accordingly, management does not view Adjusted EBITDA to be a liquidity measure. The Company further notes that in its periodic filings with the Commission it has consistently referred to Adjusted EBITDA as a measure used to evaluate its operating performance and that the Company has not referred, and will not in future periodic filings with the Commission refer, to Adjusted EBITDA as a liquidity measure.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Because the Company views Adjusted EBITDA to be a measure of the Company’s performance and not a measure of liquidity, the Company does not believe that Item 10(e)(1)(ii)(A) of Regulation S-K and Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations apply. Therefore, the Company believes that the adjustments the Staff noted for crypto assets still held, derivatives, net, and other adjustments, net would not be precluded by reference to these rules. Moreover, as the Company notes in the other responses to this comment, it is modifying its definition of Adjusted EBITDA to remove certain of the noted items, including other adjustments, net, from its future filings with the Commission.

Crypto assets received as revenue and crypto asset payments for expenses are not excluded in the Company’s calculation of Adjusted EBITDA because they are normal, recurring, operating expenses (and income) necessary to operate the Company’s business given the Company’s operations, revenue generating activities, business strategy, industry, and regulatory environment. In addition, the Company notes that crypto assets received as revenue and crypto asset payments for expenses meet the definition under ASU 2023-08 to be treated like cash as they are converted to cash nearly immediately. The Company further notes to the Staff that, as further discussed above, the Company will not include an adjustment for crypto asset impairment, net, on a prospective basis for the presentation of future periods as a result of the Company’s adoption of ASU 2023-08.

The Company disclosed in the last bullet in the introduction to the Adjusted EBITDA table in its prior filings with the Commission the nature of the items included in the “other adjustments, net” row. These represented miscellaneous items that management considered not normal, recurring, operating expenses (or income) necessary to operate the Company’s business given its operations, revenue generating activities, business strategy, industry, and regulatory environment, which were consolidated into the line item “other adjustments, net” because they are not material individually or in the aggregate.

With respect to the previously titled “other adjustments, net” adjustment, beginning with the Q1 2024 Form 10-Q, the Company will revise its calculation of Adjusted EBITDA by (i) reclassifying out of this item anything that is included in “other (income) expense, net” to the new item so titled, (ii) reclassifying non-recurring lease charges, which relates to an extraordinary exit payment made in connection with a significant lease that is not expected to recur, to the new item so titled, and (iii) removing any other item that was previously included in this item. Prior periods have been recast for comparability.

The Company has provided below a table which shows each item included in the “(Gain) loss on investment, net” rows in the consolidated statements of cash flows and the calculation of Adjusted EBITDA for the year ended December 31, 2023, as an illustrative example of the differences in presentation between these line items. However, the Company has changed its presentation of these items within the Adjusted EBITDA, beginning with the Q1 2024 Form 10-Q, including removing the (gain) loss on investments row, and therefore we also direct the Staff to the new presentation in the Q1 2024 Form 10-Q.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Item	Statement of Cash Flows Line	2023 Statement of Cash Flows	Adjusted EBITDA Line	2023 Adj EBITDA
Non-cash investment impairment expense	Investment impairment expense	$29,375	(Gain) loss on investments, net	$29,375

Total investment impairment expense		$29, 375

Other non-cash and non-recurring accounting gains and losses on sales of investments which are not part of the core operations of the Company	(Gain) loss on investments, net	$(50,121)	(Gain) loss on investments, net	$(50,121)

Total (gain) loss on investments, net		$(50,121)		$(20,826)

The Company advises the Staff that it has not included all legal contingencies, settlements, and related costs as adjustments, only those that the Company considers to not be normal, recurring, cash operating expenses necessary to operate its business given the Company’s operations, revenue generating activities, business strategy, industry, and regulatory environment. The legal adjustments included for each of the three years ended December 31, 2023 are distinct matters that did not recur and, at the time excluded, were not reasonably likely to recur within two years. Specifically, the Company evaluates whether a legal contingency, settlement or related costs are outside of the ordinary course based on the following criteria:

•	frequency of similar cases that have been brought to date, or are expected to be brought within two years;

•	complexity of the case (e.g., regulatory, consumer, intellectual property, or additional types of claims);

•	nature of the remedy(ies) sought, including size of any monetary damages sought;

•	offensive versus defensive posture of the Company;

•	counterparty involved; and

•	the Company’s overall litigation strategy.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The substantial majority of the expenses excluded for the three years ended December 31, 2023 included in this item related to the Company’s $50.0 million settlement with the New York Department of Financial Services (“NYDFS Settlement”). That NYDFS Settlement is excluded from Adjusted EBITDA because it represents the Company’s largest settlement to date, the Company had not, prior to such settlement (and to date, has not), incurred any significant settlement, including with any regulatory agency, and the Company does not expect similar settlements to recur in the future. None of the other settlements, which the Company considered outside of the ordinary course at the time such items were excluded, were material individually or in the aggregate.

As noted above, the Company does not view Adjusted EBITDA to be a liquidity measure and, as a result, such measure should not be compared to cash flows provided by (used in) operating activities. The Company refers the Staff to its response to the first bullet of the Staff’s comment above regarding why the Company believes such measure is useful to investors in evaluating its ongoing operating performance, including excluding certain non-cash expenses, such as depreciation and amortization and stock-based compensation, which are commonly excluded by other companies from their Adjusted EBITDA metric, as well as excluding certain cash income and expenses that are either non-recurring or not reflective of the Company’s core business operations, in each case to give management a better understanding of the Company’s performance in a particular period.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 117

15.	Please address the following with respect to your response to prior comment 19 and your revised disclosure.

•

We note your derivative notional balances changed materially from December 31, 2022 to December 31, 2023 and the year-over-year income statement impact was $107 million. Please revise future filings to address your general derivative strategies including any changes thereto and quantify the financial statement impact resulting from your derivative financial instruments. Refer to Item 305(b) of Regulation S-K.

•

In the proposed disclosure in your response, you state you recognized impairment charges related to strategic investments of $329.2 million in 2021. Please tell us how this amount reconciles to the impairment charge of $19.6 million reflected in your table on page 104.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company advises the Staff that in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, it will update the section titled “Quantitative and Qualitative Disclosures about Market Risk” to address the Company’s general derivative strategies and any changes thereto and to provide a quantification of the financial statement impact resulting from the Company’s derivative financial instruments.

The Company advises the Staff that its response to prior comment 19 inadvertently referenced $329.2 million, which represented gross impairment charges on crypto assets held versus gains on strategic investments, which were $19.6 million for the same period. However, the Company also advises the Staff that the figures provided for each of gross impairment charges on crypto assets and gains on strategic investments were correct in the 2023 Form 10-K.

Note 5. Revenue, page 154

16.

We note your adjustment of crypto assets received as revenue in your consolidated statements of cash flows for the periods presented. In future filings, please enhance your revenue accounting policy to specify for which revenue types you receive and recognize non-cash consideration.

The Company advises the Staff that in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, the Company will specify for which revenue types the Company receives and recognizes non-cash consideration by including additional disclosure in the Note titled “Summary of Significant Accounting Policies–Crypto assets held” in the Company’s Notes to its condensed consolidated financial statements as the Company has determined that this disclosure is necessary in connection with the Company’s adoption of ASU 2023-08 to explain the Company’s accounting policy for crypto assets held for operations. Furthermore, the Company advises the Staff that the Company will also enhance the disclosure of its revenue recognition policy included in the Note titled “Summary of Significant Accounting Policies–Revenue recognition” in the Company’s Notes to its consolidated financial statements included in the 2024 Form 10-K to specify for which revenue types the Company receives and recognizes non-cash consideration.

17.

We note your response to prior comment 27 and your stablecoin revenue recognition policy on page 139. Please address the following with respect to your relationship with the issuer of USDC under your original distribution agreement and/or your August 2023 Collaboration Agreement:

•

Tell us what you determined your performance obligation was under your original distribution agreement and collaboration agreement and how that performance obligation is satisfied. Please revise your accounting policy in future filings to include this information. Refer to ASC Topic 606-10-50-12.

•	Please provide us with a summary of the rights and obligations between you and the issuer of USDC with respect to the original distribution agreement and the collaboration agreement.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•	Tell us the term of the collaboration agreement and clarify for us whether the agreement can be terminated or modified at any time by either party with or without penalty.

•

Clarify for us how income is calculated under the original distribution agreement and under the collaboration agreement and tell us how you considered the need to disclose more detail with respect to the calculation. Refer to ASC Topic 606-10-50- 20 through 606-10-50-21.

•	Tell us and enhance future filings to define “total market capitalization” which you identify as a factor in the amount of revenue you earn.

•

Explain to us how revenue received from your arrangement with the issuer of USDC was impacted by the termination of the original distribution agreement and entry into a new collaboration agreement. In your response, tell us how you considered the need to provide MD&A disclosure about the impact of the new agreement in order for investors to understand expected trends in your stablecoin revenue.

The Company advises the Staff that in 2018, the Company and Circle Internet Financial, LLC (“Circle”) established the Centre Consortium. The Centre Consortium was a joint venture owned 50% by the Company and 50% by Circle. In addition to the joint venture, the Company and Circle were party to an arrangement under which the Company earned income generated from USDC reserves based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. The Company did not have any obligation to distribute USDC as part of this arrangement.

In August 2023, the Company entered into an updated arrangement with Circle (the “Circle Agreement”). Pursuant to the Circle Agreement, the Company earns a pro rata portion of income earned on USDC reserves based on the amount of USDC held on each respective party’s platform, and from the distribution and usage of USDC after certain expenses. Income derived by the Company from this arrangement is dependent on various factors, including the balance of USDC on the Company’s platform, the total market capitalization of USDC, and the prevailing interest rate environment.

The Circle Agreement has an initial three-year term that is automatically renewable under certain conditions. If the conditions are satisfied, the Circle Agreement cannot be terminated. However, there are certain circumstances under which the parties may initiate a restructuring of the agreement. If an amendment or restructuring is not possible or Circle does not make payments to the Company following such restructuring period, the Company can require the assignment of certain trademarks by Circle to the Company, which would also impact the arrangement between the parties and Circle’s ability to issue other U.S. dollar-denominated stablecoins.

The Company’s reference to “total market capitalization of USDC” refers to the total amount of USDC in circulation. The Company will enhance its future filings, beginning with the Q1 2024 Form 10-Q, to define total market capitalization of USDC.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

While the updated arrangement simplifies the calculation of revenue to be earned, the main drivers and ultimate economics are driven by returns on the underlying USDC reserves, the amount of USDC held on each respective party’s platform and the amount of USDC in circulation (as described above). Given this, the Company believes that its current disclosures are adequate to allow investors to understand expected trends in the Company’s stablecoin revenue.

The Company does not account for the original distribution agreement or the updated collaboration arrangement with Circle under ASC 606 – Revenue from Contracts with Customers (“ASC 606”) and therefore does not believe that revisions are required to the Company’s accounting policy. ASC 606-10-15-3 indicates that an entity shall apply the guidance in ASC 606 to a contract only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

Based on the terms of the Circle Agreement, Circle does not meet the definition of a customer as outlined in ASC 606 as Circle does not obtain goods or services that are an output of the Company’s ordinary activities for consideration.

The Circle Agreement serves as a revenue sharing arrangement. While the sale of stablecoins could be viewed as an ordinary activity of either party to the agreement, these activities are performed directly with third-party customers and are not subject to this agreement.

As USDC is a financial asset, reselling USDC by the Company to the Company’s customers falls within the scope of ASC 860 – Transfers and Servicing of Financial Assets (“ASC 860”). As ASC 860 does not provide specific guidance on the principal versus agent determination, the Company looked to both ASC 606 and ASC 470 – Debt by analogy.

The Company believed ASC 606 could provide an appropriate framework to analogize in the context of whether the Company is the principal to the Company’s customers or serving as an intermediary between Circle and the Company’s customers, as those arrangements are under ASC 606.

ASC 606-10-55-39 considerations were as follows:

1.	Primary responsibility for fulfillment of USDC

The Company’s customers can purchase USDC directly from the Company’s platform once they have agreed to the Company’s user terms. Per the Company’s user agreement, the Company is primarily responsible for the delivery of USDC to the Company’s customers if purchased from the Company’s platform.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

2.	Inventory risk

The Company acquires USDC from Circle using its own funds before reselling it to third-party customers and holds material USDC “inventory” to facilitate customer orders. The Company does not have any transactions or any bids with third-party customers lined up prior to acquiring USDC from Circle. If the Company is unable to sell USDC to third-party customers, it would hold USDC in inventory.

3.	Discretion in Establishing Price

The Company has full discretion in the fees the Company charges to its customers for USDC transactions.

The Company then looked to ASC 470 by analogy as Circle recognizes funds received from third parties upon issuance of USDC as deposits held on the USDC holder’s behalf which is considered a financial liability. The Company believes that it could be viewed as an intermediary between Circle and the Company’s customers and looked to guidance in ASC 470-50 when determining whether as an intermediary the Company should be considered a principal or an agent in this relationship.

ASC 470-50-55-7 considerations were as follows:

1.	Intermediary’s exposure to risk of loss

The Company acquires USDC from Circle using its own funds before reselling it to third-party customers. The Company does not have any transactions or any bids with third-party customers lined up prior to acquiring USDC from Circle and does not obtain any reimbursement from Circle if it cannot sell USDC to third-party customers.

2.	Intermediary’s level of commitment

The Company does not operate under best-efforts agreement and is fully committed to acquiring USDC from Circle irrespective of whether it is able to arrange offsetting transactions to resell USDC to third-party customers. If the Company is unable to sell USDC to third-party customers, it would continue to hold USDC inventory.

3.	Debtor’s power to direct the intermediary’s transactions

Circle has no control over resell transactions that the Company executes with the Company’s customers. The Company makes its own independent decision regarding whether to execute purchase or sale transactions with third-party customers and it is exposed to overall market and credit risks associated with USDC while it holds it.

4.	Intermediary’s compensation

The Company does not receive a predetermined fee from Circle as compensation for reselling activities or any reimbursement for losses incurred by the Company related to purchases and sales of USDC. The Company receives a share of income generated from USDC reserves held by Circle on behalf of USDC holders. However, this share is not linked to purchases and sales of USDC and instead is based on the amount of USDC held on each respective party’s platform, and from the distribution and usage of USDC after certain expenses. Further, the Company is exposed to overall market and credit risks associated with USDC while it holds it.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Based on the factors above under ASC 606-10-55 and under ASC 470-50, the Company concluded that it is considered a principal in purchasing USDC from Circle. Therefore, the Company would treat its purchases and sales of USDC with the Company’s customers as transactions among holders of USDC and would be considered the principal in those subsequent sales and repurchases of USDC with third-party customers. Thus, the Company concluded it does not act as an agent in providing USDC reselling services to Circle under this agreement. Therefore, the guidance in ASC 606 is not applicable as Circle is not considered to be a customer.

Given the Company’s conclusions above that the Circle Agreement is not a financial instrument, does not qualify for derivative accounting treatment as a collaborative arrangement or as a contract with a customer, or pursuant to any other accounting policy under GAAP, the Company treats the arrangement as an executory contract. In other words, the agreement is accounted for on an accrual basis, with respect to each monthly calculation period. The Company analogizes to guidance in ASC 450-30 on gain contingencies which states that a contingency that might result in a gain should not be reflected in financial statements because to do so might be to recognize revenue before its realizable. Therefore, the Company does not recognize the amount due under the arrangement until the income on reserves is generated for the calculation period and becomes realizable.

The Company further advises the Staff that the income calculated under the original distribution agreement follows the same accounting guidance cited above. Under the original distribution agreement Circle does not meet the definition of a customer as outlined in ASC 606 as neither Circle nor the Company obtain goods or services that are an output of the other entity’s ordinary activities for consideration. The same analysis was applied for the updated collaboration arrangement and the Company reached the same conclusions.

Note 6. Accounts and Loans Receivable, Net of Allowance, page 155

18.

We note from your accounting policy disclosure on page 137 that your crypto asset loan receivables are initially and subsequently measured at the fair value of the underlying crypto asset lent and adjusted for expected credit losses. We also note from your disclosure on page 118 that you have embedded derivatives associated with your crypto asset loans receivable. Please address the following, referencing where appropriate, the authoritative guidance you rely upon to support your position:

•	Tell us the basic terms of your crypto asset lending transactions, including the following:

•	Whether the length of the loans is for a defined period of time or is open-ended.

•	Whether the borrower can pre-pay the loan or you can call the loan before maturity.

•	Whether the borrower has any restrictions on what they can do with the crypto asset lent.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•	Whether the borrower is obligated to return the same type of crypto asset as lent.

•	Whether there are any provisions where the borrower can settle the loan in cash or in a different crypto asset.

•	Whether the borrower must pay the interest component in the same crypto asset as lent.

•	Whether the interest component is indexed to the crypto asset lent.

•	Tell us how you account for your crypto asset loans receivable. In your response, explain:

•	Whether you derecognize the crypto asset lent.

•	Whether you record a gain or loss upon issuance of the loan when marking it to fair value and, if so, where you classify that gain or loss.

•	Why you record a derivative including whether the loan is a derivative in its entirety or if it contains an embedded derivative.

•

Tell us how you account for collateral received on your crypto asset loans receivable, including crypto held in a Coinbase omnibus wallet that can be used for collateral. Clarify when you record the collateral on your balance sheet and explain whether your accounting for collateral differs from your accounting for crypto asset borrowing transactions and explain why.

The Company advises the Staff that the terms of the Company’s crypto asset lending transactions may vary from loan to loan as they are negotiated with individual institutional counterparties. The typical loan terms are as follows:

•

The length of loans are typically open-ended, though some may have a fixed term of less than one year. As of December 31, 2023, all outstanding crypto asset loans receivable had terms that were open-ended.

•

Under the standard terms of the Company’s master lending agreement, borrowers have the option to terminate a loan at any time by giving notice to the Company and returning the loaned crypto assets. The Company may also terminate a loan at any time by providing written notice to the borrower at least one business day prior to the requested termination date.

•	There are no restrictions on what borrowers may do with the crypto assets lent to them by the Company.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•

The borrower is obligated to return the same type of crypto asset lent; there are no provisions where the borrower can settle the loan in cash or in a crypto asset different from that which was lent, except in the case of a Disruption Event (as defined in the relevant agreement).

•	Interest on the loans may be paid by the borrower in cash or in the same crypto asset lent, depending on the terms of the particular loan.

•	When interest is payable in cash, it is calculated in crypto units and converted to a cash amount using the end of month spot price for the crypto asset lent.

The Company advises the Staff that because GAAP does not provide explicit guidance on the lending of crypto assets, the Company accounts for crypto asset loans receivable based on comments made by the Commission at the AICPA & CIMA Conference on Current SEC and PCAOB Developments (Conference) in Washington, D.C. in December 2022 (the “AICPA & CIMA Conference”) and the AICPA Practice Aid, “Accounting for and auditing of Digital Assets” (the “AICPA Practice Aid”).

When crypto assets are lent by the Company, those crypto assets are derecognized from the Company’s consolidated balance sheets and an associated crypto loan receivable is recognized, which is initially measured at the fair value of the crypto asset lent. At the time of derecognition, any difference between the fair value of the crypto assets and their carrying amount is recognized as a gain or loss on derecognition. Prior to the adoption of ASU 2023-08, the derecognition gain or loss was presented separately from revenue in the Company’s consolidated statements of operations. Under the prior guidance, when the crypto assets lent originated from crypto assets held for operations or investment, the gain or loss was presented within Crypto asset impairment, net. When crypto assets borrowed were subsequently lent out, the gain or loss was presented within Other operating expense (income), net. On a go forward basis under ASU 2023-08, effective January 1, 2024, the Company presents the gain or loss within Gains on crypto assets held for operations, net or Gains on crypto assets held for investment, net depending on the classification of the loaned assets. When crypto assets borrowed are subsequently lent out, the gain or loss is presented within Transaction expense.

While a crypto asset loan receivable is outstanding, it is measured at the fair value of the crypto assets lent, with changes in fair value recognized in profit or loss. Prior to the adoption of ASU 2023-08, the Company recorded changes in the fair value of crypto assets lent within Other operating expense, net. On a go forward basis under ASU 2023-08, effective January 1, 2024, the Company records the changes in fair value of crypto assets lent within Transaction expense. Crypto asset loan receivables are assessed for expected credit losses, and the carrying value is reduced by any allowance for credit losses recognized. In determining whether an allowance for expected credit loss is required, the Company applies the collateral maintenance practical expedient as collateral is continuously monitored and collateral is adjusted based on the fair value of the crypto assets lent and changes in fair value of the assets pledged as collateral. The Company refers the Staff to the Company’s response to comment 20 for additional details.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Prior to the AICPA & CIMA Conference, the Company performed an assessment to determine the accounting for crypto asset loans and receivables under ASC 815 – Derivatives and Hedging (“ASC 815”) and concluded that they do not represent derivatives in their entirety as the initial net investment criteria in ASC 815-10-15-8(b) is not met. The Company then concluded that crypto asset loans and receivables represent a host contract and embedded derivative. The loan or receivable denominated in the Company’s functional currency for a fixed quantity of crypto assets is the host contract, and the embedded derivative is a forward contract that swaps the Company’s functional currency for a fixed quantity of crypto assets.

Subsequent to the release of the AICPA Practice Aid, which clarified the Commission’s view that crypto asset loans are receivables measured at fair value, the Company updated its accounting treatment and disclosures of such loans for the year ended December 31, 2023. The Company considered whether to treat the change as an adoption of a new accounting principle under ASC 250 and retrospectively update the disclosures for the comparative periods presented, but concluded that the updates were not material and elected to apply the new accounting principle on a prospective basis only. Within the Company’s derivatives disclosures, it retained all references to loans receivable as previously presented because the comparative period was not retrospectively updated. As of and for the year ended December 31, 2022, the notional amount of crypto asset loan receivables presented as derivative instruments not designated as hedging instruments was $[*], embedded derivative assets and liabilities were $[*] and $[*], respectively, and losses on these embedded derivative instruments were $[*].

The Company advises the Staff that it accounts for collateral received on crypto asset loans receivable under the provisions of ASC 860-30, which provides guidance on the recognition of cash and non-cash collateral. Due to the application of the accounting guidance for transfers of financial assets within ASC 860, there may be instances in which the Company has recognized a crypto asset loan receivable on its consolidated balance sheets, but has concluded that the associated collateral does not meet the recognition criteria.

In accordance with ASC 860-30-25-3, when cash collateral is received into a Coinbase controlled collateral wallet, the Company recognizes the cash and a corresponding obligation to return that cash, regardless of whether the Company has the rights to sell or rehypothecate the collateral pledged. The Company does not use this cash as collateral for any loan, margin, rehypothecation, or other similar activities without the customers consent to which the Company or its affiliates are a party.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

When non-cash collateral, i.e., crypto assets or USDC, is received, the Company applies the non-cash collateral provisions under ASC 860-30-25-5 to determine whether the collateral is recognized in its consolidated balance sheets. Although crypto assets are non-financial assets, ASC 860 is applied by analogy. In accordance with this guidance, non-cash collateral is only recorded if the Company has the rights to sell or rehypothecate the collateral and a sale of the collateral occurs, or if the borrower defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset. The Company does not use customer crypto assets pledged as collateral as Company collateral for any loan, margin, rehypothecation, or other similar activities without the customers’ consent to which the Company or its affiliates are a party.

Borrowers may enter into a lending agreement with a collateral pledge designating their Coinbase account as collateral. Under the terms of these agreements, borrowers agree to keep assets in their Coinbase account equal to or greater than the fair value of the required collateral on their USD, USDC or crypto asset loans, as applicable. These account balances are held in Coinbase omnibus wallets on the Company’s platform and fiat, USDC, and crypto asset balances are ledgered to the borrowers’ accounts. As long as the designated account maintains sufficient value to collateralize outstanding loans under the terms of the lending and pledge agreement, there are no restrictions or holds placed on the assets in the borrower’s Coinbase account. The fair value of such accounts are systematically monitored on a 24/7 basis, and if the value declines to the pre-established threshold stipulated in the pledge agreement, a hold is placed on the account and the borrower is required to deposit additional collateral. The Company does not record the collateral held in Coinbase accounts subject to pledge agreements (including cash collateral), as the borrower maintains control over the assets and therefore they have not been transferred to the Company. As these assets are held unencumbered in customer accounts, they are included in the Company’s safeguarding assets and liabilities within the consolidated balance sheets. In the event that a hold is placed on the assets, the Company applies the cash collateral provisions under ASC 860-30-25-3 or the non-cash collateral provisions under ASC 860-30-25-5 to determine whether the collateral is recognized in the Company’s consolidated balance sheets as described above.

19.	Please address the following with respect to USDC loans:

•

Please provide us with, and consider expanding your disclosure in future filings to include, a detailed analysis explaining how you arrived at the conclusion that loaned USDC should continue to be recognized on your balance sheet with reference to relevant accounting literature.

•

Please tell us, and consider expanding your disclosure in future filings to include, your collateral policies with respect to loaned USDC. In your response, tell us the amount of collateral pledged by borrowers with respect to USDC loans, the form of that collateral (e.g., fiat currency or other crypto assets) and whether the collateral meets the recognition criteria to be included in your consolidated balance sheets.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company advises the Staff that USDC is considered a non-cash financial asset. ASC 860-10-15-3 states that “the Transfers and Servicing Topic applies to the issues of accounting for transfers and servicing of financial assets.” USDC held by the Company is accounted for as a financial asset because it contains a contractual right to receive cash from the issuer of USDC. Given USDC is a financial asset, loans of USDC represent transfers of financial assets that are subject to analysis under ASC 860.

The Company assessed whether the scope exceptions in ASC 860-10-15-4 apply to USDC loans and determined they did not apply due to the following:

•	USDC is not a non-financial asset - it is a financial instrument

•	USDC is a recognized financial asset

•	The transfer does not represent a custody arrangement

•	The transfer is not a contribution subject to ASC 958

•	The transfer is not of in substance financial assets subject to ASC 610-20

•	The transfer is not an investment by, or distribution to, owners of the transferor/transferee

•	These are not employee benefits subject to ASC 712

•	The transfer does not represent a leveraged lease or money-over-money/wrapped lease transactions involving recourse debt, that is subject to ASC 842

ASC 860 provides that if the transferor of financial assets has any “continuing involvement” in the financial assets transferred, then the three conditions in ASC 860-10-40-5 must be satisfied in order to achieve sale accounting and derecognize the transferred financial assets. The effective control condition in ASC 860-10-40-5(c) is not met for the USDC loans receivable where there is either a fixed maturity or the loan is open-ended. This is because, in either case, the borrower has an obligation to return the same financial assets (USDC) back to the Company, which would release the collateral pledged for the loan. This is akin to a repurchase obligation or forward contract, which constitutes a form of continuing involvement with the financial assets transferred. Because the Company maintains effective control over the transferred USDC, the USDC loans continue to be recognized on the Company’s consolidated balance sheets.

The following table details the amount of collateral pledged by borrowers with respect to USDC loan receivables as of December 31, 2023. None of the pledged collateral met the recognition criteria described in the Company’s response to comment 18 and therefore were not included in the Company’s consolidated balance sheets. The collateral pledged for USDC loans that did not meet the recognition criteria is a subset of the $713 million of collateral pledged for all loan types that did not meet the recognition criteria discussed in the Company’s response to comment 20.

[*]

The Company further advises the Staff that the Company will expand its disclosure in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, to explain how the Company arrived at the conclusion that loaned USDC should continue to be recognized on the Company’s consolidated balance sheets and reference the relevant accounting literature and to include the Company’s collateral policies with respect to loaned USDC.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

20.	We note your disclosure on page 133 that loans receivable are collateralized with crypto assets held by borrowers in their crypto asset wallets on your platform. Please provide us the following:

•

Tell us whether in all cases you request the additional collateral from the borrower if the fair value of the collateral drops below the predefined threshold. If not, please quantify how frequently you do not actually enforce your contractual rights under your loan receivable agreements and clarify the factors that you evaluate in deciding not to require the additional collateral to be posted.

•	Given the nature of the collateral for these loans receivable, tell us how you concluded that the collateral maintenance practical expedient in ASC 326-20-35-6 applied for these loan receivables.

•

We note your disclosure on page 162 that you had $712.6 million and $136 million of collateral assets pledged by borrowers as of December 31, 2023 and 2022 respectively where the Company did not have a right to use the collateral or the collateral did not meet the recognition criteria. Please explain to us why the collateral did not meet the recognition criteria. Cite any relevant accounting literature in your response. Additionally, in your response, please provide a schedule detailing the amount of unrecognized collateral assets denominated in USDC, fiat currency and crypto assets (including the type of crypto asset). Tell us what consideration you have given to including this information in your filing.

The Company advises the Staff that it monitors the fair value of collateral pledged by borrowers systematically on a 24/7 basis. In all cases, if the value of the borrower’s eligible collateral falls below the required collateral, borrowers must deposit additional collateral. The Company adheres to strict internal risk management and liquidation protocols for counterparty defaults, including restricting trading and withdrawals and liquidating assets in borrowers’ accounts as contractually permitted.

The terms of all loans require the borrower to post collateral, and the required collateral amount is continually adjusted as a result of changes in the fair value of the collateral and the loaned crypto asset to ensure that loans remain fully collateralized. A method consistent with the collateral maintenance practical expedient in ASC 326-20-35-6 is applied in estimating expected credit losses. In applying this method, expected credit losses are estimated based on the difference between the fair value of the collateral and the fair value of the crypto asset lent. If the fair value of the collateral exceeds the fair value of the crypto asset lent, then no expected credit losses are recognized. However, if the fair value of the crypto asset lent exceeds the fair value of the collateral, then the expected credit loss will be limited to the difference between those fair values. As of December 31, 2023, the fair value of all of the Company’s loans receivable were greater than 100% collateralized, so no expected credit loss was recognized.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company concluded that application of the practical expedient is appropriate because in the event of borrower default, under the terms of the Company’s lending and collateral agreements, repayment is expected to be provided substantially through the sale of the collateral. The crypto assets that the Company accepts as collateral are actively traded, and there are minimal costs associated with selling the collateral.

The Company applies the guidance in ASC 860 to determine whether non-cash collateral pledged by borrowers meets the recognition criteria. The Company refers the Staff to the Company’s response to comment 18 for further details. The Company discloses as of the end of each reporting period, the total amount of collateral pledged by borrowers that did not meet the recognition criteria and the types of collateral pledged (fiat, USDC, and crypto assets). The Company respectfully advises the Staff that the Company believes this disclosure is sufficient to satisfy the requirements of ASC 860-30-50-1A because the Company has disclosed the amount and classification of the collateral.

The following table details the amount of unrecognized collateral assets as of December 31, 2023:

[*]

21.

We note your disclosure on page 139 that crypto asset borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative. Please address the following referencing, where appropriate, the authoritative guidance you rely upon to support your position:

•	Tell us the basic terms of your crypto asset borrowing transactions. In addition to the terms disclosed in the second paragraph on page 137, tell us the following:

•	Whether you can pre-pay the loan or the lender can call the loan before maturity.

•	If you have any restrictions on your use of the cryptocurrency borrowed.

•	If there are any provisions that allow you to settle the loan in cash or in a different cryptocurrency. If so, tell us those provisions.

•	Tell us how you account for your crypto asset borrowings. In your response, explain how you identify an embedded derivative. Cite any relevant accounting literature in your response.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•	Tell us how you account for collateral posted on your crypto asset borrowings. In your response:

•	Clarify when you derecognize the collateral posted from your balance sheet.

•	Explain whether your accounting for collateral differs from your accounting for crypto asset lending transactions and, if so, explain why.

The Company advises the Staff that the terms of the Company’s crypto asset borrowing transactions may vary from loan to loan as they are negotiated with individual counterparties. In addition to the terms disclosed in Note 2. Summary of Significant Accounting Policies of the Notes to the Company’s consolidated financial statements included in the 2023 Form 10-K, typical loan terms are as follows:

•

The Company has the option to terminate a loan at any time by giving notice to the lender and returning the borrowed crypto assets. The lender may also terminate a loan at any time by providing written notice at least one business day prior to the requested termination date.

•	There are no restrictions on what the Company may do with the crypto assets lent to it.

•

The Company is obligated to return the same type of crypto asset lent; there are no provisions where the Company can settle the loan in cash or in a crypto asset different from that which was lent, except in the case of a Disruption Event (as defined in the relevant agreement).

The Company advises the Staff that crypto asset borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying crypto asset. The host contract is not accounted for as a debt instrument because it is not a financial liability, is carried at the initial fair value of the assets acquired and is reported in crypto asset borrowings on the Company’s consolidated balance sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in other operating expense, net in the Company’s consolidated statements of operations. Subsequent to the adoption of ASU 2023-08, changes in the fair value of the embedded derivative are recognized in transaction expense in the Company’s consolidated statements of operations. The embedded derivatives are included in crypto asset borrowings on the Company’s consolidated balance sheets.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

To determine whether the crypto asset borrowings met the definition of a derivative, the Company applied the guidance in ASC 815. To be a derivative pursuant to ASC 815, an instrument must be a financial instrument or other contract (or embedded feature) with all of the following characteristics:

•	One or more underlyings

•	One or more notional amounts

•	No/minimal initial net investment

•	Net settlement

Crypto asset borrowings have an underlying (the crypto asset’s market value), a notional amount, and are net settable (crypto assets are assets readily convertible to cash through use of established exchanges). However, the borrowings do not meet the “No/minimal initial net investment” criteria, as the terms of the borrowing agreements require the lender to transfer crypto assets upfront in exchange for a promise from the borrower to repay crypto assets plus interest of the borrowed crypto asset upon the maturity date or termination of the loan. Therefore, the crypto asset borrowings are not considered derivative instruments in their entirety.

The Company determined that the crypto asset borrowings contain embedded derivatives by analogizing to the example provided in ASC 815-10-55-76, in which an obligation to deliver shares in the future is viewed as a hybrid instrument with a debt host and embedded forward derivative feature. The Company identified the host contract as a dollar-denominated debt obligation based on the fair value of the underlying crypto asset at loan inception, with a fixed interest rate following the principles in ASC 815-15-25-24. The crypto asset indexed element of the obligation is viewed as an embedded feature with an initial fair value of zero pursuant to ASC 815-15-30-4.

The Company determined that the embedded features require bifurcation pursuant to ASC 815-15-25-1 as the embedded features are not clearly and closely related to the host instrument and would meet the characteristics of a derivative if freestanding. Additionally, the hybrid instrument is not remeasured at fair value under otherwise applicable GAAP. The Company’s accounting is consistent with the accounting prescribed by the AICPA Practice Aid, Q&A 26.

The Company advises the Staff that collateral pledged on crypto asset borrowings are evaluated under the guidance in ASC 860. Collateral may be pledged by the Company in the form of cash, USDC or crypto assets. Although crypto assets are non-financial assets the guidance in ASC 860 has been applied by analogy. Pursuant to ASC 860-30-25-5, collateral will only be reclassified within the Company’s consolidated balance sheets if the lender has the right by contract or custom to sell or repledge the collateral. Collateral pledged on crypto asset borrowings are not derecognized from the consolidated balance sheets. There may be instances in which the accounting for the collateral associated with a borrowing differs from the crypto asset borrowing transaction itself. Specifically, all crypto asset borrowings are recognized on the Company’s consolidated balance sheets whereas the recognition of the associated collateral pledged by the Company is dependent on the evaluation under ASC 860. The Company evaluates collateral pledged on borrowings and collateral received from borrowers for crypto asset lending transactions under ASC 860 and there are no differences in how collateral is accounted for under this guidance.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Note 9. Goodwill, Intangible Assets, Net, and Crypto Assets Held, page 157

22.	We note your response to prior comments 7, 8, 23 and 37. Please address the following with respect to your staking activities:

•

It appears from your disclosure on page 9 that approximately $16.8 billion of customer assets held by you have been staked through your platform (approximately $9.4 billion and $7.4 billion staked for individual and institutional customers respectively). Please provide us a schedule detailing the amount of assets staked for each of the seven staking assets supported by your platform. Please provide this information disaggregated by type of customer (i.e. individual or institutional).

•

Please provide us with the following information related to your blockchain rewards for each period presented in your financial statements. To the extent you are able, please provide the information in the form of a schedule that reconciles to the total blockchain rewards recognized for each period:

•

Tell us the amount of blockchain rewards revenue recognized for staking your own assets held for investment, staking assets on behalf of customers on your own nodes and staking assets on behalf of customers on nodes operated by third parties.

•	Tell us the amount of blockchain rewards revenue recognized by type of staking asset supported by your platform.

•

Please provide us with a detailed description of how your arrangements with individual and institutional customers are structured including a discussion of how you determine the portion of the blockchain rewards that will be retained by the company versus remitted to the customer.

•

It appears from your disclosure in footnote 10 to your financial statements for the year ended December 31, 2023, that of the $16.8 billion of customer assets staked through your platform at December 31, 2023, approximately $10 billion was Ethereum. Please confirm that our understanding is correct and address the following (note we may have similar comments related to other staking assets after reviewing your response):

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

•	Provide us with a detailed description of the staking process. Your response should include a discussion of your role in the staking process and how and when rewards are transferred to you.

•	Provide us with a step-by-step analysis of how you applied the guidance in ASC Topic 606 with respect to your revenue recognition policy.

•

Tell us how you determined revenue related to assets staked by customers through your platform should be recognized on a gross basis. In your response, clarify whether revenue related to assets staked through third party nodes is also recognized on a gross basis.

•

Tell us whether there are any restrictions on the availability of staked assets either placed on you and your customers by the blockchain network or placed on your customers by you. Tell us how any restrictions impacted your conclusions as to whether staked assets should be recognized on your balance sheet.

In response to the Staff’s comment, below is a table showing staked balances by consumer and institutional customers, respectively, as of December 31, 2023:

[*]

In response to the Staff’s comment, below is a table showing blockchain rewards revenue by staking asset supported by the Company’s platform for the years ended December 31, 2023, 2022 and 2021, respectively:

[*]

In response to the Staff’s comment, below is a table showing blockchain rewards revenue recognized for staking assets on behalf of customers on Coinbase nodes and staking assets on behalf of customers on nodes operated by third parties for the years ended December 31, 2023, 2022 and 2021, respectively:

[*]

The Company advises the Staff that no rewards for staking the Company’s own assets held for investment were recognized in blockchain rewards for the periods presented.

The Company advises the Staff that its understanding is correct: There were $16.8 billion of customer assets staked through the Company’s platform as of December 31, 2023, and approximately $10 billion of the $16.8 billion was staked on Ethereum.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

The Company further advises the Staff that the Company makes available to its consumer customers staking services by which it facilitates their participation as validators for certain proof-of-stake networks. Proof-of-stake blockchain networks depend for their functionality on crypto asset holders’ validation through staking, which involves running public open-source software on a computer to validate transactions. Holders who stake their assets receive compensation, paid out by applicable blockchain protocols, in the form of the network’s digital asset. The Company runs software and provides certain administrative services to allow customers to stake Ether and other select digital assets that operate on a proof-of-stake network. As a fee for this service, the Company receives a fixed percentage of participating customers’ staking rewards.

For the Company’s consumer customers, the rewards rates, expressed as an annual percentage yield (APY), vary by asset. The Company takes the rates set by the underlying protocol and displays them on its website, net of the Company’s fees. The Company provides additional details on its staking offering on its website, including with respect to the risks, eligibility, and process for staking and unstaking crypto assets.

When a protocol distributes rewards, the Company passes along the rewards to its consumer staking users for each payout period in proportion to the amount of the users’ staked tokens, minus the Company’s disclosed commission fee. Rewards are credited to the user’s account on the Company’s ledger after the rewards have been earned onchain. These rewards are subject to the same withdrawal procedures as staked principal, meaning that even though rewards have been credited, users need to wait the protocol’s unstaking period to withdraw them. That is because there are some blockchains that may “restake” staking rewards automatically, so that a staking node’s balance will compound over time. Other protocols require a separate blockchain operation to restake rewards. To provide a uniform customer experience in eligible jurisdictions, the Company has contractually committed to restake any rewards that a network chooses to distribute in unstaked form. There is no discretion or particular skill involved in restaking rewards.

The Company credits staking rewards at different cadences, depending on the underlying blockchain protocol. For example, Tezos rewards are paid every three days, Cardano rewards are paid every five days, and rewards for ATOM, from the Cosmos Hub blockchain, are paid every seven days. As a result of server processing time, the Company’s users receive their rewards at a slight delay after they have been earned onchain.

For the Company’s institutional customers, the Company’s staking process is a service that varies by customer, and the Company does not currently stake on behalf of institutional clients. Rather, institutional clients stake directly to validators. Some institutional customers stake directly to public validator nodes where the Company operates and maintains the validator nodes by procuring the necessary infrastructure (such as cloud computing services) and ensuring that the code required to operate the node is kept up to date. Alternatively, the Company provides infrastructure services to (i) enable institutional customers to operate their own validators, and (ii) connect institutional custody customers to validators. These validators can be third-party validators or the Company’s public validators. Institutional customers receive rewards directly from the protocol. The fees charged by the Company to institutional customers depend on the customer agreement and the selected service.

Below is a step-by-step analysis of how the Company applied ASC 606 with respect to its revenue recognition policy:

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

Step 1: Identify the contract with the customer for the purposes of ASC 606

Consumer Staking

These staking arrangements require the Company to establish and operate validators that perform the block creation and validation on the blockchain network. Parties that stake crypto assets through the Company’s staking services are not required to provide any goods or services to the blockchain network. As such, the substance of the arrangement is the Company is providing staking services connecting stakers to the blockchain network. Parties that stake crypto assets through the Company’s staking services are considered suppliers, who are instructing the Company to use their crypto assets to perform staking. The blockchain network is thus the customer in the arrangement.

There is no written legal contract that exists between the blockchain network and any party with regards to staking. ASC 606 does not only include written legal agreements within the definition of a contract. ASC 606-10-25-2 states that “Contracts can be written, oral, or implied by an entity’s customary business practices,” while paragraph BC32 in the Basis for Conclusions of ASU 2014-09 states “Whether the agreed-upon terms are written, oral, or evidenced otherwise (for example, by electronic assent), a contract exists if the agreement creates rights and obligations that are enforceable against the parties.” Validators of the network are expected to be aware of the protocol underlying the network. The rules of the network do not create legal rights and obligations, and no single participant of the network is able to override the protocol rules. The operation of the network protocol is thus viewed as analogous to a legal agreement, and a contract for the purposes of ASC 606 would therefore be inferred between the Company and the blockchain network.

Institutional Customer Staking

Institutional clients enter into an implicit agreement with the network whereby the institutional client has staked assets to the blockchain; they are considered “delegators.” The blockchain provides the delegators a list of various service providers, of which the Company’s validator node may be one, which they can use. The control of the service (delegated tokens) and risk (including slashing risk) remains with the institutional client. The Company’s or third party’s validator node acts as a conduit for which it earns a fee directly from the protocol. Delegators receive rewards directly from the protocol. A contract for the purposes of ASC 606 would therefore exist between the institutional client and the blockchain network and between the Company and the institutional client for providing infrastructure services.

Step 2: Identify the performance obligations

Consumer Staking - Performance Obligation

When the Company operates a validator node and performs staking, there are a number of different promised services within the meaning of ASC 606 that the Company could be required to perform. These include (1) block creation, (2) block attestation, (3) reporting malicious activity of other validators, and (4) confirming the state of the blockchain at any point in time. Each of these promised services are capable of being distinct, as the blockchain network could benefit from each one independently of any others.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

United States Securities and Exchange Commission

Division of Corporation Finance

May 1, 2024

When the Company operates a validator node, it does not have the option to perform only some of the promised services. Rather, it is required to perform any of the services when requested by the network. These promises represent a single performance obligation because the promised services are not distinct within the context of the contract. The network engages validators to maintain the overall security and integrity of the network, and incentivizes validators to do this through rewards and fee sharing. All the promised services contribute to this single, combined performance obligation of maintaining the security and integrity of the network. For purposes of ASC 606, consumers that delegate their crypto assets do not perform any of the staking services, other than to opt into staking. As such, the Company is the principal with respect to the performance obligation.

Institutional Staking - Performance Obligation

Institutional clients (“delegators”) and the network have an agreement whereby the delegator stakes their assets to provide validation support on the network. The Company acts as a conduit to connect delegators and the network, providing those delegators with a platform that enables them to participate in staking on the network. Delegators in the network are not the parties that actually undertake block creation and validation. However, delegation contributes to the network integrity by signaling to the network who the reliable validators are. On certain protocols, delegators are subject to slashing when the validator does not perform in accordance with the rules of the protocol. As such, delegators are disincentivized to delegate to unreliable validator nodes. This in turn results in them delegating to more reliable validator nodes, which results in the most reliable validators getting to perform staking services. In exchange for delegating, the delegators earn rewards, after paying a commission to the validator.

For purposes of ASC 606, there are three parties involved—the network, the delegator, and the validator (which could be the Company):

•

The Company is not primarily responsible for providing the services of delegators to the network. Delegators can freely choose which validator they want to delegate to. They can also choose when they want to stop delegating. The Company cannot force any person to delegate to its validator, nor can it reject those delegators from delegating to its validator.

•

The Company does not bear any inventory risk, as the crypto assets delegated by delegators are controlled by the delegators. Those delegators control the addresses in which the crypto assets are held, so they would be exposed to price changes in the crypto assets. Furthermore, in the event that the Company’s validator gets slashed and the delegators’ crypto assets also get slashed, the Company is not liable to the delegators for such losses.

•

The Company only has latitude to set the amount of commission that it earns. The amount of commission is a percentage of the rewards attributable to delegators. The Company does not have any control over the amount of rewards that the network pays out to parties that delegate their crypto assets.

[CONFIDENTIAL TREATMENT REQUESTED BY COINBASE GLOBAL, INC.]

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As such, the Company was determined not to be the principal with respect to providing the services of delegators to the network. The nature of the Company’s promise is therefore to provide a platform which delegators can use to participate in maintaining the integrity of the network. In exchange for providing these services, the Company earns a commission, in the form of a percentage of the rewards earned by the delegators.

Step 3: Determine the transaction price

Consumer Staking

The Company receives rewards in exchange for providing the staking services to the blockchain network. The amount of rewards depends on the state of the blockchain network at the time that staking is performed. The amount of rewards may not be fixed at contract inception, so could therefore include variable consideration. In considering constraints on variable consideration, the Company notes that the amount of rewards earned is dependent on network and generally known within a short period of time, typically within 3 days after staking has been performed. The variability is therefore resolved within a short period of time, and therefore no estimation of constraint on variable consideration is required.

Institutional Staking

As at Step 1 and 2, the Company acts as a conduit to connect the delegators and the network. In exchange, the Company earns a fee.

Further supporting this, is that the protocol automatically distributes the delegators’ share of rewards directly to the addresses of the delegators. Per ASC 606-10-32-2, “An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes).[…]” As such, for protocols where the protocol automatically distributes rewards to delegators, the terms of that contract would result in the amount that the Company expects to be entitled to being the amount of rewards after deducting the delegators’ share of rewards. Based on the code of the protocol, the validator knows that they would never receive or be entitled to the delegators’ share of rewards, and so the delegators’ share of rewards would be excluded from the transaction price.

The rewards are in the form of the native token of the blockchain network for which the Company performs staking, and would constitute non-cash consideration. Per ASC 606-10-32-21, the crypto assets received should be measured at their fair value at contract inception, or at each block completion. However, for most proof-of-stake blockchain protocols, the time between contract inception and satisfaction of the performance obligation (i.e., recognition of revenue), is short (within hours or minutes). The Company has therefore elected to use the fair value of the crypto assets received at the time revenue is recognized rather than at contract

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inception. The difference in timing of measurement of the non-cash consideration is not expected to result in material differences, when that difference in timing is short. Applying the above to contracts with durations less than three days is not expected to result in a material difference, as the Company is expected to continuously perform staking over a period.

Step 4: Allocate the transaction price to the performance obligations

Staking arrangements typically only require the Company to perform staking services that maintain the integrity of the blockchain network, which would be one performance obligation. As such, all of the transaction price would be allocated to the single performance obligation identified.

Step 5: Determine when to recognize revenue

For staking services, the network receives and consumes the benefit from the staking services as they are provided by the Company, as the results of validating and attestation services will continuously maintain the integrity of the network. The transfer of control of the services is therefore over time. In general, blockchain networks are made up of blocks, which represent units of time. These blocks can be used to measure progress towards satisfaction of the performance obligation. As such, revenue is recognized at the point in time as each block is created.

Restrictions on the availability of staked assets are dependent on the network. The Company advises the Staff that the Company performs an analysis for each staking network to determine whether the Company controls the asset and therefore should record the staked assets on the Company’s consolidated balance sheets, considering the characteristics of an asset in CON 6, paragraph 26, guidance within Question 10 of the AICPA Practice Aid, Accounting for and auditing of digital assets and the Staff’s Accounting Bulletin No. 121.

Crypto assets staked through the Company’s platform by consumer and institutional customers whose assets are on the Company’s platform would be considered safeguarding liabilities and therefore recognized on the Company’s consolidated balance sheets, with a corresponding safeguarding asset if the criteria within the authoritative guidance are met.

Note 14. Indebtedness, page 162

23.	We note your response to prior comment 35. Please enhance your disclosures in future filings to state, if true, that:

•	The capped calls mirror the conversion option embedded in the convertible notes, effectively “hedging” the economic effect of the embedded conversion option.

•	You paid a fixed sum of cash upon execution of the privately negotiated capped call agreements, in exchange for the right to receive either a predetermined amount of cash or stock.

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•

Upon expiration of each agreement, if the closing market price of your common stock is above the initial cap price of approximately $478 per share of Class A common stock, you will have our initial investment returned with a premium in either cash or shares (at your election).

•

If the closing market price of your common stock is at or below the initial strike price of $370.45 per share of Class A common stock, you will receive the number of shares specified in the agreements.

•	Please also disclose in future filings any early termination or settlement provisions. Refer to ASC 815-40-50.

The Company advises the Staff that in its future filings with the Commission, beginning with the Q1 2024 Form 10-Q, the Company will enhance its disclosures in the Note titled “Long-Term Debt” of the Company’s Notes to its condensed consolidated financial statements to include the statements specified in the Staff’s comment, which are accurate with respect to the Company’s 2026 capped calls, as well as to describe the early termination provision of such capped calls.

Exhibits

24.

We note your response to prior comment 1 and reissue. Please provide us with your analysis of the Circle Agreement under Item 601(b)(10)(i) and (ii) of Regulation S-K. In particular, please provide us your analysis of whether the agreement is material to the company within the meaning of Item 601(b)(10)(i) of Regulation S-K. In this regard, we note in the six months ended June 30, 2023, you derived 23.7% of your total revenue from the Circle Agreement. In addition, to the extent you believe the agreement is a contract that ordinarily accompanies the kind of business conducted by the company within the meaning of Item 601(b)(10)(ii) of Regulation S-K, please explain your basis for that conclusion. In this regard, we note that you entered into a share transfer agreement on August 18, 2023 to exchange your 50% interest in Centre Consortium LLC to its joint venture partner, Circle US Holdings, Inc., for 3.5% of the fully diluted equity of Circle Internet Financial Limited. Please also provide an updated discussion of why you believe the business is not substantially dependent on the agreement.

The Company advises the Staff that the Circle Agreement does not currently constitute a material contract of the Company within the meaning of Item 601(b)(10) of Regulation S-K and, accordingly, that it is not required to be filed with the Commission. In accordance with Item 601(b)(10)(ii) of Regulation S-K, the Circle Agreement ordinarily accompanies the kind of business conducted by the Company and its subsidiaries, and therefore is deemed to have been made in the ordinary course and is not required to be filed. The Company’s business operations are directed at increasing economic freedom by providing a trusted platform that makes it easy for customers to engage with crypto assets, both on and offchain. Stablecoins are one of a number of offerings pursuant to which the Company derives revenue and furthers its mission to increase economic freedom in the world. For example, the Company has entered into a distribution agreement with another stablecoin provider.

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Moreover, the Company is not “substantially dependent” on the Circle Agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. As described in the Company’s response to prior comment 1, the Company’s business is diverse, with numerous sources of revenue, including from trading, stablecoins, blockchain rewards, interest income, and custodial fees. Stablecoin revenue, including the stablecoin revenue that the Company derives through its Circle Agreement, is just one source of the Company’s revenue. Moreover, the percentage of the Company’s total revenue derived from the Circle Agreement fluctuates period to period. For example, while the Company derived approximately 22% of its total revenue from its arrangements with Circle for the year ended December 31, 2023, this percentage fell to only approximately 12% of the Company’s total revenue for the quarter ended March 31, 2024. The higher percentage of the Company’s revenue for 2023 from its arrangements with Circle was primarily driven by a depressed crypto market and increasing interest rates. Additionally, as previously discussed in the Company’s response to prior comment 1, the Company does not have an exclusive relationship with Circle; there are many alternative stablecoin providers with which the Company can enter into similar arrangements. The Company has a history of entering into partnership agreements with third parties relating to the Company’s revenue generating activities and intends to continue to do so going forward. Accordingly, the Company is not currently substantially dependent on the Circle Agreement and, as a result, the Company does not believe that it is required to file the Circle Agreement as a material contract of the Company within the meaning of Item 601(b)(10) of Regulation S-K.

With respect to the transaction in August 2023 which resulted in the Company obtaining a small ownership interest in Circle, the terms of such transaction were described in detail in Note 11. Prepaid Expenses and Other Current and Non-Current Assets of the Notes to the Company’s consolidated financial statements included in the 2023 Form 10-K, and the Company does not believe that any other details regarding such transaction would be material to the Company’s investors. As disclosed in the 2023 Form 10-K, the Company holds numerous strategic investments in privately held companies in the form of equity securities.

The Company further advises the Staff that it continues to assess the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on the Circle Agreement such that the Circle Agreement should be filed under Item 601(b)(10) of Regulation S-K, the Company will file the Circle Agreement.

*******

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United States Securities and Exchange Commission

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May 1, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (310) 434-5403, or, in his absence, Michael Brown at (415) 875-2432.

Sincerely,

/s/ Ran Ben-Tzur
Ran Ben-Tzur
Partner

FENWICK & WEST LLP

CC:	Brian Armstrong
Alesia Haas
Paul Grewal, Esq.
Molly Abraham, Esq.
Coinbase Global, Inc.

Michael Brown, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP

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